UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 12)

CROWN MEDIA HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

228411 10 4

(CUSIP Number)

Brian Gardner, Esq.

Executive Vice President and General Counsel

Hallmark Cards, Incorporated

Department 339

2501 McGee

Kansas City, Missouri 64108

(816) 274-5583

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hallmark Cards, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only ☐

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Missouri

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 83,885,502 shares of Class A common stock (2)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 83,885,502 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,885,502 shares of Class A common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 80.1%

14.	Type of Reporting Person (See Instructions) CO

(1)  Beneficial ownership is disclaimed with respect to certain securities of the Issuer. See Item 5.

(2)  Includes 30,670,422 shares of Class B Common Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock. Includes 68,431 shares of Class A Common Stock owned by H C Crown Corp.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). H.A., Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only ☐

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 83,885,502 shares of Class A common stock (2)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 83,885,502 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,885,502 shares of Class A common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 80.1%

14.	Type of Reporting Person (See Instructions) CO

(1)  Beneficial ownership is disclaimed with respect to certain securities of the Issuer. See Item 5.

(2)  Includes 30,670,422 shares of Class B Common Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock. Includes 68,431 shares of Class A Common Stock owned by H C Crown Corp.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). H C Crown Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only ☐

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 83,885,502 shares of Class A common stock (2)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 83,885,502 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,885,502 shares of Class A common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 80.1%

14.	Type of Reporting Person (See Instructions) CO

(1)  Beneficial ownership is disclaimed with respect to certain securities of the Issuer. See Item 5.

(2)  Includes 30,670,422 shares of Class B Common Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock. Includes 68,431 shares of Class A Common Stock owned by H C Crown Corp.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hallmark Entertainment Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only ☐

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 83,817,071 shares of Class A common stock (2)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 83,817,071 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,817,071 shares of Class A common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 80.0%

14.	Type of Reporting Person (See Instructions) CO

(1)  Beneficial ownership is disclaimed with respect to certain securities of the Issuer. See Item 5.

(2)  Includes 30,670,422 shares of Class B Common Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hallmark Entertainment Investments Co.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only ☐

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 83,817,071 shares of Class A common stock (2)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 83,817,071 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,817,071 shares of Class A common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 80.0%

14.	Type of Reporting Person (See Instructions) CO

(1)  Beneficial ownership is disclaimed with respect to certain securities of the Issuer. See Item 5.

(2)  Includes 30,670,422 shares of Class B Common Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock.

This Schedule 13D/A Amendment No. 12 amends and supplements the Schedule 13D filed previously by Hallmark Cards, Incorporated, H.A., Inc., H C Crown Corp., Hallmark Entertainment Holdings, Inc. and Hallmark Entertainment Investments Co., jointly with respect to the securities of the Issuer (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D, as it has been amended from time to time, is hereby further amended as follows:

Master Recapitalization Agreement

On February 26, 2010, the Reporting Persons entered into that certain Master Recapitalization Agreement, dated February 26, 2010, by and among Hallmark Cards, HCC, HEH, the Issuer, Crown Media United States, LLC and certain subsidiaries of the Issuer (the “Master Recapitalization Agreement”).  A copy of the Master Recapitalization Agreement has been filed as an exhibit to this Schedule 13D/A Amendment No. 12.

The Master Recapitalization Agreement provides for the recapitalization of the HCC Debt due from the Issuer and its subsidiaries to HCC and its affiliates and certain related transactions (collectively, the “Transactions”).  Consummation of the Transactions is subject to the satisfaction of certain conditions set forth in the Master Recapitalization Agreement.  Upon consummation of the Transactions, among other things:

•                  $315 million of the HCC Debt would be converted into an equal principal amount of new debt to be issued to HCC upon the terms set forth in the Credit Agreement filed as Exhibit 10.2 to the Form 8-K of the Issuer, dated March 1, 2010;

•                  $185 million of the HCC Debt would be converted into convertible preferred stock of the Issuer (the “Series A Preferred Stock”), with the terms set forth in the Certificate of Designation filed as Exhibit 3.2 to the Form 8-K of the Issuer, dated March 1, 2010 (the “Certificate of Designation”), to be issued to HCC with an aggregate initial liquidation preference of $185 million; and

•                  the balance of the HCC Debt would be converted into shares of the Issuer’s Class A common stock, par value $0.01 per share (“Class A Common Stock”), based on the Conversion Price (as defined in the Master Recapitalization Agreement), such that HCC would hold 90.1% of the outstanding Class A Common Stock (excluding shares of Class A Common Stock issuable upon the conversion of shares of convertible preferred stock) if the Transactions were to close on March 31, 2010.

The Transactions include the filing of a Second Amended and Restated Certificate of Incorporation of the Issuer filed as Exhibit 3.1 to the Form 8-K of the Issuer, dated March 1, 2010 (the “Second Amended Charter”) with the Secretary of State of the State of Delaware to authorize additional shares of common stock and convertible preferred stock in amounts sufficient for the proposed issuance of common stock and convertible preferred stock and for the ultimate conversion of such convertible preferred stock into common stock.  Upon the filing of the Second Amended Charter, each share of the Issuer’s Class B common stock, par value $0.01 per share, outstanding immediately prior to the filing will be automatically converted into one share of Class A Common Stock.  The rights of the new class of convertible preferred stock that will be issued to HCC are provided in the Certificate of Designation, which will also be filed with the Secretary of State of the State of Delaware as part of the Transactions.

The Transactions also include the merger of HEIC (the “HEIC Merger”) with and into the Issuer pursuant to the HEIC Merger Agreement (as defined below) and the merger of HEH (the “HEH Merger”) with and into the Issuer pursuant to the HEH Merger Agreement (as defined below), each as described in more detail below.

In addition, the Master Recapitalization Agreement provides that, at the request of the Special Committee or any special committee of the Issuer’s Board of Directors comprised of disinterested directors who are independent of Hallmark Cards, the Issuer shall file a Third Amended and Restated Certificate of Incorporation filed as Exhibit 3.3 to the Form 8-K of the Issuer, dated March 1, 2010 (the “Third Amended Charter”) in order to effect a reverse stock split of the Class A Common Stock.

Stockholders Agreement

Under the Stockholders Agreement filed as Exhibit 4.1 to the Form 8-K of the Issuer, dated March 1, 2010 (the “Stockholders Agreement”), upon consummation of the Transactions, Hallmark Cards will agree to certain standstill provisions.  Specifically, Hallmark Cards will not, and will cause its controlled affiliates not to, acquire any additional shares of Class A Common Stock until December 31, 2013 except in the case of any of the following:

•                  acquisitions effected with the prior approval of a special committee of the Board of Directors of the Issuer comprised solely of independent, disinterested directors;

•                  acquisitions of additional shares of Class A Common Stock in connection with the conversion of the Series A Preferred Stock;

•                  pursuant to the subscription rights contained in the Stockholders Agreement; and

•                  acquisitions effected between January 1, 2012 and December 31, 2013 and either (a) in connection with certain Premium Transactions  (as defined below) or (b) pursuant to a tender offer by Hallmark Cards or its affiliates for all of the outstanding shares of Class A Common Stock, provided the holders of Class A Common Stock not affiliated with Hallmark Cards tender, in the aggregate, at least a majority of the shares of Class A Common Stock held by all such stockholders at such time.

A “Premium Transaction” is a transaction in which holders of Class A Common Stock not affiliated with Hallmark Cards (“Minority Stockholders”) have the right to sell their Class A Common Stock in connection with such transaction for, or the right to receive in connection with such transaction, consideration per share of Class A Common Stock consisting of:  (x) consideration equivalent (“Equivalent Consideration”) to the greatest consideration per share of Class A Common Stock received by HCC in connection with such transaction and (y) a premium, in cash, equal to $0.50 per share of Class A Common Stock, subject to proportionate adjustments for any stock splits, combinations, reclassifications, adjustments, sales of Class A Common Stock by the Issuer, sales of Class A Common Stock by HCC pursuant to a public offering or block trade as provided in the Stockholders Agreement, or any similar transaction.

The Stockholders Agreement also contains certain co-sale provisions restricting HCC’s ability to sell or transfer its Class A Common Stock.  Until December 31, 2013, HCC will not sell or transfer its Class A Common Stock to a third party except:

•                  to an affiliate of Hallmark Cards or pursuant to a bona fide pledge of the shares to a lender that is not an affiliate of Hallmark Cards (collectively, a “Permitted Transfer”);

•                  with the prior approval of a special committee of the Board of Directors of the Issuer comprised solely of independent disinterested directors; or

•                  on or after January 1, 2012 until December 31, 2013 (a) in a Premium Transaction or (b) pursuant to a public offering or block trade in which, to the knowledge of HCC, no single purchaser (together with its affiliates and associates) will acquire beneficial ownership of a block of shares of the Issuer in such transaction in excess of 5% (in the case of a public offering) or 2% (in the case of any block trade) of the outstanding Class A Common Stock.

From and after January 1, 2014 until the earlier of (x) December 31, 2020, or (y) such time as Hallmark Cards and its controlled affiliates cease to own a majority of the outstanding Class A Common Stock, HCC may not transfer to any transferee or group of transferees that are affiliates, in one transaction or in a series of related transactions, shares of Class A Common Stock constituting a majority of the outstanding shares of Class A Common Stock, except (i) in a Permitted Transfer, (ii) with the prior approval of a special committee of the Board of Directors of the Issuer comprised solely of independent disinterested directors, or (iii) in a transaction in which the Minority Stockholders have the right to sell their Class A Common Stock in connection with such transaction for, or the right to receive in connection with such transaction, Equivalent Consideration.

The Stockholders Agreement also grants HCC and its affiliates certain subscription rights with respect to future issuances of equity securities by the Issuer.

Registration Rights Agreement

Upon consummation of the Transactions, HCC will be granted certain registration rights in respect of the Series A Preferred Stock and Class A Common Stock pursuant to that certain Registration Rights Agreement filed as Exhibit 4.2 to the Form 8-K of the Issuer, dated March 1, 2010.

HEIC Merger Agreement

On February 26, 2010, HEIC and the Issuer entered into that certain Agreement and Plan of Merger of the Issuer and HEIC (the “HEIC Merger Agreement”).  A copy of the HEIC Merger Agreement has been filed as an exhibit to this Schedule 13D/A Amendment No. 12.

Upon consummation of the Transactions, pursuant to the HEIC Merger Agreement each outstanding share of Class A Common Stock, par value $.01 per share, of HEIC (“HEIC Class A Common Stock”) and each outstanding share of Class B Common Stock, par value $.01 per share, of HEIC (“HEIC Class B Common Stock” and, together with the HEIC Class A Common Stock, the “HEIC Common Stock”) would be converted into that number of shares of Class A Common Stock equal to the number of shares of the Issuer owned by HEIC immediately prior to the HEIC Merger divided by the total number of shares of HEIC Common Stock outstanding immediately prior to the HEIC Merger.

HEH Merger Agreement

On February 26, 2010, HEH and the Issuer entered into that certain Agreement and Plan of Merger of the Issuer and HEH (the “HEH Merger Agreement”).  A copy of the HEH Merger Agreement has been filed as an exhibit to this Schedule 13D/A Amendment No. 12.

Upon consummation of the Transactions, pursuant to the HEH Merger Agreement each outstanding share of common stock, par value $.01 per share, of HEH (the “HEH Common Stock”) would be converted into that number of shares of Class A Common Stock equal to the number of shares of the Issuer owned by HEH immediately prior to the HEH Merger divided by the total number of shares of HEH Common Stock outstanding immediately prior to the HEH Merger.

Reservation of Rights

HCC has reserved all of its rights and remedies in the event that the Transactions are not consummated.  In such event, upon expiration of the Waiver Period, HCC may seek payment with respect to the HCC Debt and, if payments required with respect to such HCC Debt are not made, to exercise rights and remedies available to HCC pursuant to the contracts underlying the HCC Debt and applicable law.  Such exercise of rights and remedies may include the commencement of proceedings under Title 11 of the United States Code (the U.S. Bankruptcy Code), the foreclosure upon collateral for the HCC Debt, the commencement of other collection proceedings against the Issuer or the proposal of the merger or sale of the Issuer or all or substantially all of the Issuer’s assets.  Alternatively, HCC may simply choose to collect all of the Issuer’s free cash flow for the foreseeable future.  Such actions may have one or more of the effects described in the Instructions to Item 4 of Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Master Recapitalization Agreement.  Hallmark Cards, HCC, HEH, the Issuer, Crown Media United States, LLC and certain subsidiaries of the Issuer are parties to the Master Recapitalization Agreement.

Agreement and Plan of Merger of Crown Media Holdings, Inc. and Hallmark Entertainment Investments Co.  HEIC and the Issuer are parties to the HEIC Merger Agreement.

Agreement and Plan of Merger of Crown Media Holdings, Inc. and Hallmark Entertainment Holdings, Inc.  HEH and the Issuer are parties to the HEH Merger Agreement.

The terms of the Master Recapitalization Agreement, the HEIC Merger Agreement and the HEH Merger Agreement are described in Item 2.03 of the Issuer’s Form 8-K, dated as of March 1, 2010, which is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(1)          Master Recapitalization Agreement, dated February 26, 2010, by and among Hallmark Cards, Incorporated, H C Crown Corp., Hallmark Entertainment Holdings, Inc., Crown Media Holdings, Inc., Crown Media United States, LLC and the subsidiaries of Crown Media Holdings, Inc. listed as Guarantors on the Credit Facility and the exhibits thereto (incorporated herein by reference to Exhibits 10.1, 2.1, 2.2, 3.1, 3.2, 3.3, 4.1, 4.2, 10.2 and 10.3 to the Form 8-K of the Issuer, dated as of March 1, 2010)

(2)          Agreement and Plan of Merger of Crown Media Holdings, Inc. and Hallmark Entertainment Investments Co., dated as of February 26, 2010 (incorporated herein by reference to Exhibit 2.1 to the Form 8-K of the Issuer, dated as of March 1, 2010)

(3)          Agreement and Plan of Merger of Crown Media Holdings, Inc. and Hallmark Entertainment Holdings, Inc., dated as of February 26, 2010 (incorporated herein by reference to Exhibit 2.2 to the Form 8-K of the Issuer, dated as of March 1, 2010)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2010	HALLMARK CARDS, INCORPORATED

	By:	/s/ Timothy Griffith
Name: Timothy Griffith
Title: Executive Vice President-Chief Financial Officer

Dated: March 1, 2010	H.A., INC.

	By:	/s/ Dwight C. Arn
Name: Dwight C. Arn
Title: Vice President

Dated: March 1, 2010	H C CROWN CORP.

	By:	/s/ Dwight C. Arn
Name: Dwight C. Arn
Title: Vice President

Dated: March 1, 2010	HALLMARK ENTERTAINMENT HOLDINGS, INC.

	By:	/s/ Timothy Griffith
Name: Timothy Griffith
Title: President

Dated: March 1, 2010	HALLMARK ENTERTAINMENT INVESTMENTS CO.

	By:	/s/ Brian E. Gardner
Name: Brian E. Gardner
Title: President

SCHEDULE I

The name and present principal occupation of each of the directors and executive officers of Hallmark Cards, Incorporated, Hallmark Entertainment Holdings, Inc., Hallmark Entertainment Investments Co., H C Crown Corp. and H.A., Inc. are set forth below.  The business address for each of the directors and executive officers of Hallmark Cards, Incorporated, Hallmark Entertainment Holdings, Inc. and Hallmark Entertainment Investments Co. is c/o Hallmark Cards, Incorporated, 2501 McGee, Kansas City, Missouri 64108.  The business address for each of the directors and executive officers of H C Crown Corp. is c/o H C Crown Corp., 103 Foulk Road, Suite 214, Wilmington, Delaware 19803.  The business address for each of the directors and executive officers of H.A., Inc. is c/o H.A., Inc., 103 Foulk Road, Suite 214, Wilmington, Delaware 19803.  All the directors and executive officers listed on this Schedule I are United States citizens.

HALLMARK CARDS, INCORPORATED

NAME	TITLE AND OCCUPATION

Herman Cain	Director; Chief Executive Officer of T.H.E. New Voice, Inc.
Nancye L. Green	Director; President of Donovan/Green, Inc.
Frederick B. Hegi, Jr.	Director; Chairman of the Board of United Stationers, Inc.
Timothy B. Smucker	Director; Chairman and Co-Chief Executive Officer of The J.M. Smucker Company
Donald J. Hall	Chairman of the Board of Hallmark Cards, Incorporated
Donald J. Hall, Jr.	Director; Vice Chairman, President and Chief Executive Officer of Hallmark Cards, Incorporated
David E. Hall	Director; President-Hallmark North America
Jack Moore	President-Hallmark Gold Crown of Hallmark Cards, Incorporated
Timothy Griffith	Executive Vice President-Chief Financial Officer of Hallmark Cards, Incorporated
Brian E. Gardner	Executive Vice President-General Counsel of Hallmark Cards, Incorporated
William P. Lucas	Executive Vice President-Real Estate of Hallmark Cards, Incorporated
Terri Ann Drake-Cox	Senior Vice President-Creative of Hallmark Cards, Incorporated
Dean Erlandson	Senior Vice President-Mass Customers of Hallmark Cards, Incorporated
Bill Guibor	Senior Vice President-Chief Operating Officer of Hallmark Cards, Incorporated
Steve Hawn	Senior Vice President-Strategic Planning and Finance of Hallmark Cards, Incorporated
Steve Doyal	Senior Vice President-Public Affairs and Communications of Hallmark Cards, Incorporated
Lisa Macpherson	Senior Vice President-Marketing of Hallmark Cards, Incorporated
Ellen Junger	Senior Vice President-Consumer Solutions of Hallmark Cards, Incorporated
Robert C. Bloss	Senior Vice President-Human Resources of Hallmark Cards, Incorporated
Michael W. Goodwin	Senior Vice President-Information Technology of Hallmark Cards, Incorporated
Leroy Burney	Senior Vice President-Supply Chain and Business Enablement of Hallmark Cards, Incorporated
Daniel S. Krouse	Operations Vice President-Logistics Solutions of Hallmark Cards, Incorporated

H.A., INC.

NAME	TITLE AND OCCUPATION

Douglas K. Judd	Director and President; Finance Manager III of Hallmark Cards, Incorporated
Peter Marshall	Director and Vice President; Corporate Accounting and Reporting Director of Hallmark Cards, Incorporated
Kari Johnson	Director and Vice President, Controller
Jody Parks	Director and Vice President, Treasurer; Finance Manager I of Hallmark Cards, Incorporated
Karen Severino	Director and Vice President

H C CROWN CORP.

NAME	TITLE AND OCCUPATION

Douglas K. Judd	Director and President; Finance Manager III of Hallmark Cards, Incorporated
Peter Marshall	Director and Vice President; Corporate Accounting and Reporting Director of Hallmark Cards, Incorporated
Kari Johnson	Director and Vice President, Controller
Jody Parks	Director and Vice President, Treasurer; Finance Manager I of Hallmark Cards, Incorporated
Karen Severino	Director and Vice President

HALLMARK ENTERTAINMENT HOLDINGS, INC.

NAME	TITLE AND OCCUPATION

Donald J. Hall, Jr.	Director; Vice Chairman, President and Chief Executive Officer of Hallmark Cards, Incorporated
Timothy Griffith	Director and President; Executive Vice President-Chief Financial Officer of Hallmark Cards, Incorporated
Brian E. Gardner	Director and Vice President, Secretary; Executive Vice President-General Counsel of Hallmark Cards, Incorporated

HALLMARK ENTERTAINMENT INVESTMENTS CO.

NAME	TITLE AND OCCUPATION

Dwight C. Arn	Director; Associate General Counsel of Hallmark Cards, Incorporated
Glenn Curtis	Director; Executive Vice President and Chief Financial Officer of Starz, LLC
Brian E. Gardner	Director and President, Secretary; Executive Vice President-General Counsel of Hallmark Cards, Incorporated
Donald J. Hall, Jr.	Director; Vice Chairman, President and Chief Executive Officer of Hallmark Cards, Incorporated
David E. Hall	Director; President-Hallmark North America
Irvine O. Hockaday, Jr.	Director; former President and Chief Executive Officer of Hallmark Cards, Incorporated
Brad Moore	Director; President-Hallmark Hall of Fame Productions, Inc.
Deanne R. Stedem	Director; Associate General Counsel of Hallmark Cards, Incorporated

SCHEDULE II

To the knowledge of the Reporting Persons, listed below are the names of the executive officers and directors who beneficially own Common Stock, along with the number of shares each such person beneficially owns.  To the knowledge of the Reporting Persons, the persons listed below are the only persons on Schedule I who beneficially own Common Stock.  To the knowledge of the Reporting Persons except as noted below, (a) each person listed below has the sole power to vote or direct to vote and dispose or direct to dispose those shares of Common Stock beneficially owned by such person and (b) each person beneficially owns shares of Common Stock representing less than 1% of the Class A Common Stock outstanding.

	Class A	Class B
Name	Common Stock	Common Stock

Steve Doyal	1,500
David E. Hall (1)	53,217,580	30,670,422
Donald J. Hall, Jr. (1)	53,217,580	30,670,422
Irvine O. Hockaday, Jr.(2)	40,795
Deanne R. Stedem	1,000

(1) Donald J. Hall, Jr. and David E. Hall each may be deemed to be a beneficial owner of the shares beneficially owned by Hallmark Cards, Incorporated because each is a co-trustee of a voting trust which controls all of the voting securities of Hallmark Cards, Incorporated and each is a director and an officer of Hallmark Cards, Incorporated.  Each disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(2) Includes 4,098 shares of underlying Class A Common Stock options that have vested.